

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com







May 17, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:



**RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014**

To update the records of the above, enclosed please find copies of our News Release #164 and #165 which were recently disseminated.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures





# NEWS RELEASE

## St. Jude Intersects More Gold in Burkina Faso Including 36 Meters of 2.75 g/t

Vancouver, May 10, 2005 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce interim results from the ongoing diamond drill program on the Goulagou deposit in Burkina Faso. This program is a combination of infill and exploration drilling designed to enable the company to calculate its own resource estimate. Previously, a considerable amount of exploration and drilling had been carried out by Channel Resources Limited ("CRL"), and Placer Dome. After 22,869 meters of drilling in 421 holes, CRL reported an inferred resource of 774,700 ounces. However this resource was prepared prior to the enactment of N.I. 43-101 and therefore should not be relied upon. Once the current drill program has been completed, the company will have sufficient data to commission an independent resource calculation that will be N.I. 43-101 compliant. St. Jude considers these new results to be significant in that they extend the boundaries of the deposit both down dip and on strike. A table of significant results follows:

| HOLE | AZIMUTH | DIP | COORDINATES | | FROM-TO (m) | WIDTH (m) | GRADE (g/t) |
|---|---|---|---|---|---|---|---|
| | | | North (m) | East (m) | | | |
| SJG-134 | 180 | -60 | 1505275 | 576760 | 102-104 | 2 | 1.19 |
| | | | | | 108-112 | 4 | 1.44 |
| SJG-135 | 180 | -45 | 1505207 | 576710 | 25-29 | 4 | 2.05 |
| **SJG-169** | **180** | **-50** | **1505285** | **576660** | **64-100** | **36** | **2.75** |
| Incl. | | | | | **64-93** | **29** | **3.12** |
| Incl. | | | | | 81-89 | 8 | 8.20 |
| **SJG-170** | **180** | **-45** | **1505320** | **576660** | **113-129** | **16** | **3.44** |
| Incl. | | | | | **119-128** | **9** | **4.81** |
| **SJG-171** | **180** | **-45** | **1505295** | **576610** | **66-77** | **11** | **4.04** |
| Incl. | | | | | **70-76** | **6** | **5.84** |
| **SJG-172** | **180** | **-45** | **1505350** | **576560** | **127-144** | **17** | **2.88** |
| **SJG-173** | **180** | **-50** | **1505345** | **576510** | **111-141** | **30** | **2.43** |
| Incl. | | | | | **113-116** | **3** | **8.51** |
| SJG-174 | 180 | -50 | 1505365 | 576450 | 93-98 | 5 | 1.06 |
| | | | | | 116-129 | 13 | 1.88 |
| Incl. | | | | | 118-122 | 4 | 3.64 |
| | | | | | 139-148 | 9 | 1.78 |
| Incl. | | | | | 139-142 | 3 | 3.62 |
| SJG-176 | 180 | -45 | 1505255 | 578410 | 6-13 | 7 | 1.13 |
| | | | | | 50-55 | 5 | 2.09 |
| **SJG-177** | **180** | **-50** | **1505379** | **576412** | **127-133** | **6** | **4.14** |
| SJG-178 | 180 | -50 | 1505270 | 576370 | 13-17 | 4 | 1.03 |
| | | | | | 22-24 | 2 | 1.45 |
| SJG-179 | 180 | -50 | 1505335 | 576370 | 29-37 | 8 | 1.01 |
| | | | | | **69-93** | **24** | **1.97** |
| Incl. | | | | | **70-75** | **5** | **5.74** |
| **SJG 180** | **180** | **-45** | **1505390** | **576370** | **123-146** | **23** | **2.40** |
| | | | | | **126-133** | **7** | **6.20** |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| SJG-181 | 180 | -45 | 1505460 | 576370 | 73-76 | 3 | 1.03 |
| **SJG-182** | **180** | **-45** | **1505325** | **576320** | **47-63** | **16** | **2.03** |
| SJG-183 | 180 | -45 | 1505480 | 576320 | 78-85 | 7 | 0.90 |
| Incl. | | | | | 82-85 | 3 | 1.37 |
| SJG-184 | 180 | -45 | 1505308 | 576270 | 11-54 | 43 | 0.99 |
| Incl. | | | | | **11-38** | **27** | **1.16** |
| **SJG-186** | **180** | **-45** | **1505337** | **576230** | **27-34** | **7** | **2.71** |
| **Incl.** | | | | | **30-33** | **3** | **4.85** |
| | | | | | 50-52 | 2 | 1.49 |
| SJG-187 | 180 | -45 | 1505526 | 576230 | 129-142 | 13 | 1.09 |
| | | | | | 150-160 | 10 | 1.14 |
| | | | | | 187-191 | 4 | 1.38 |
| **SJG-188** | **180** | **-45** | **1505480** | **576090** | **58-63** | **5** | **3.44** |
| Incl. | | | | | **59-61** | **2** | **6.71** |
| | | | | | 89-91 | 5 | 1.60 |

**Metallurgical Testing Returns Excellent Results**

The company is also pleased to report results from ongoing metallurgical studies being carried out at McClelland Labs in Reno, Nevada. Results from the column leach tests indicate excellent gold recoveries, averaging 85%+ after 43 days, with 95% of the final recoveries leaching out of the samples in 15 days or less. Once the final metallurgical report has been completed and all of the results are in from the current phase of drilling, the company expects to be in a position to fast track the pre-feasibility and feasibility studies. Although further metallurgical testing will be carried out, at the present time, the company is confident that the Goulagou/Rounga project is amenable to low cost, open pit heap leach processing. Further results will be reported as they are received.

St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person responsible for the design and management of the drill program.

St. Jude is a leading West African explorer focused on the discovery and development of high quality gold deposits. The company's West African projects now cover over 2,900 sq. km. (716,605 acres) on one of the richest and most productive gold belts. With an experienced exploration team, financial resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

No Stock Exchange has reviewed or accepts the responsibility for the adequacy or accuracy of this release.


**For further information, please contact:**

**Todd McMurray**
**Vice President, Corporate Development**
**St. Jude Resources Ltd.**
**Suite #200, 5405 - 48th Avenue**
**Delta, British Columbia**
**Canada, V4K 1W6**

**Tel: +1 - 604 - 940 - 6565**
**Fax: +1 - 604 - 940 - 6566**

**Or visit the company's website at:**
**www.stjudegold.com**



St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

# NEWS RELEASE

## St. Jude Goulagou/Rounga Project

Vancouver, May 17, 2005 - On May 10, 2005, St. Jude Resources Ltd. (SJD-TSX.V) announced new drill results from its Goulagou/Rounga project in Burkina Faso, along with a summary of metallurgical test results. At that time, it was pointed out that a previous operator, Channel Resources Limited ("CRL"), and Placer Dome Inc. had carried out 22,869 meters of drilling in 421 holes, and that CRL had previously reported an inferred resource of 774,700 ounces. For greater clarification, St. Jude wishes to confirm that this historical resource estimate was calculated prior to the inception of N.I. 43-101. No independent verification of this historical data by a Qualified Person has been performed, and the company has not completed sufficient exploration to verify the CRL resource estimate. St. Jude has been working on this project for over two years, and all of our exploration results to date, correlate well with the CRL and Placer Dome data. This leads the company to believe that the exploration carried out by CRL and Placer Dome was done in a professional and diligent manner and is therefore relevant. Because this historical resource estimate was prepared prior to N.I. 43-101, it should not be relied upon.

Encouraged by the latest drill results and metallurgical testing, St. Jude is immediately undertaking a pre-feasibility study. This study will be carried out under the guidance of Mr. W. Ken Midan, P.Eng., a senior mining engineer and company director with over 35 years international mining experience. Mr. Midan has a proven track record in delivering feasibility studies, mine designs and completing construction on time and within budgets. Design work will be carried out by the independent consulting firm of GBM Mineral Engineering Consultants. The Goulagou/Rounga project is a 487 sq. km. licence located in northwest Burkina Faso. Most of the company's exploration to date has been carried out at the GG1 and GG2 deposits however, the property hosts several other prospective targets.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

**For further information, please contact:**

**Todd McMurray**
**Vice President, Corporate Development**
**St. Jude Resources Ltd.**
**Suite #200, 5405 - 48th Avenue**
**Delta, British Columbia**
**Canada, V4K 1W6**

**Tel: +1 - 604 - 940 - 6565**
**Fax: +1 - 604 - 940 - 6566**

**Or visit the company's website at:**
**www.stjudegold.com**



www.stjudegold.com



**ST. JUDE RESOURCES LTD.** (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566



May 13, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

**RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)**
**File Number: 82 - 4014**

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: May 3 - 13, 2005).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:



MICHAEL A. TERRELL,
President

/mjh
enclosure

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

# Insider transaction detail - View details for insider

2005-05-16 18:50 ET

**Transactions sorted by** : **Insider**
**Insider family name** : **TERRELL ( Starts with )**
**Given name** : **Michael A. ( Starts with )**
**Transaction date range** : **May 3, 2005 - May 13, 2005**

**Insider name:** TERRELL, Michael A.

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Issuer name:** St. Jude Resources Ltd. | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 4 - Director of Issuer | | | | | | | | | | | | | |
| **Security designation:** Common Shares Class "A" | | | | | | | | | | | | | |
| 481448 | 2005-05-06 | 2005-05-16 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +1,000 | 1.8400 | 842,090 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 481450 | 2005-05-11 | 2005-05-16 | Indirect Ownership : Bluestar Management Inc. | 10 - Acquisition or disposition in the public market | +5,000 | 1.9000 | 847,090 | | | | | | |